Exhibit 99.1

Mountain Province Increases Inferred Resource at Faraday 2 Kimberlite

TSX and NASDAQ: MPVD

HIGHLIGHTS

Updated Mineral Resource Estimate for the Faraday 2 kimberlite, in comparison to the 2017 estimate, includes:

  5.45 million carats of diamonds, a 74% increase (2017 estimate: 3.13 million carats)
  2.07 million tonnes of kimberlite, a 49% increase (2017 estimate: 1.39 million tonnes)
  Overall grade of 2.63 carats per tonne, a 17% increase (2017 estimate: 2.24 carats per tonne)
  Average value of US$140 per carat, a 25% increase (2017 estimate: US$112 per carat)

TORONTO and NEW YORK, April 11, 2019 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX and NASDAQ: MPVD) is pleased to announce an update to the Mineral Resource Estimate for the Faraday 2 kimberlite, one of three kimberlites located within the Kennady North Project, NWT, Canada.

The updated Inferred Mineral Resource includes 5.45 million carats of diamonds contained in 2.07 million tonnes of kimberlite, with an overall grade of 2.63 carats per tonne and an average value of US$140 per carat. This represents a 49% increase in total tonnes and a 74% increase in total carats for the Faraday 2 kimberlite. The Inferred Mineral Resource at Faraday 2 has been updated to include the northwest extension, which was discovered in 2017 and extended the kimberlite by 150 meters.

Most notably, the attributed average value per carat has increased to US$140 per carat; a 25% increase from the 2017 average values of US$112 per carat. This figure is derived from applying a base case value distribution model to models of recoverable (+1 mm) diamond size frequency distribution for each geological domain. The increase from the reported 2017 average diamond value reflects revised size frequency distribution models and a revised value distribution model for the Faraday 2 kimberlite. Some rounding error may occur in the values reported.

The updated resource was determined by Aurora Geosciences Ltd. and SRK Consulting Inc., who were engaged by the Company to conduct the exercise.

President and Chief Executive Officer for Mountain Province Stuart Brown commented: "The Faraday 2 project is one of three known kimberlites within our wholly owned exploration properties adjacent to the Gahcho Kue Mine. As anticipated from our microdiamond results reported earlier this year, the inclusion of the northwest extension at Faraday 2 has greatly increased the value of this resource and at an average diamond value of US$140 per carat offers significant potential. We are very pleased with the results of this exploration program and view this as a positive step towards potentially extending our operations beyond the existing mine plan at Gahcho Kue."

Faraday 2 Updated Inferred Resource

The Faraday 2, Faraday 1-3, and Kelvin kimberlites are located approximately 10 kilometers northeast of the Gahcho Kue Mine. The Faraday 2 kimberlite is an irregularly shaped, inclined pipe-like body that has been drill delineated for over 600 meters and remains open to the northwest. The body varies in width between 30-50 meters and the vertical thickness ranges between 10-100 meters in subcrop at the southeast end beneath Faraday Lake, to about 50 meters thick at the furthest end of the northwest extension.

The full scope of the 2019 mineral resource update for Faraday 2 has incorporated the following components:

  An updated geology model that includes drill-delineation of the approximately 150-meter northwest extension;
  Additional microdiamond sampling of drill core and analysis of results from the northwest extension;
  Revision of the diamond size frequency distributions and revised estimates of average diamond grade for the four major kimberlite domains within Faraday 2, based either on commercial-sized (>1mm) diamonds recovered from large diameter drilling, or on grade projections derived from corresponding microdiamond data; and,
  Estimation of the average diamond value (US$ per carat) for each domain, based on the revised diamond size frequency distribution and a February 2019 re-pricing of the diamond parcels collected during 2016 and 2017 bulk sampling of Faraday 2 using large diameter reverse circulation drilling.

The geological model for Faraday 2 is based on drilling and bulk density data acquired to the end of 2018 that includes the northwest extension. The database is comprised of 22,183 meters of core drilling from 102 drill holes and 3,688 meters of large diameter drilling from 31 RC drill holes. A total of 811 bulk density measurements were derived from drill core within Faraday 2, of which 250 are located within northwest extension. A total of 6.42 tonnes of core was processed for microdiamonds, and 726.47 carats of +1 DTC sieve diamonds contained in 275.38 tonnes of kimberlite recovered by large diameter drilling were used for grade and value determinations. The 2017 valuation of the +1DTC diamonds was updated by WWW International according to their February 2019 price book. An adjusted value distribution model was applied against the modeled size frequency distribution curves for each geological domain to derive a weighted average US$ per carat estimate for the Faraday 2 kimberlite. Due to the small quantity of carats available for grade and valuation estimates there is a high degree of uncertainty in these estimates; additional bulk sampling of Faraday 2 would increase the confidence in the diamond grade and value estimates.

SRK Consulting Inc. (Vancouver, B.C.) provided guidance on the evaluation program at Faraday 2 and recently completed a comprehensive review of geological, microdiamond, bulk sampling, and valuation results in order to estimate an Inferred Mineral Resource for the Faraday 2 kimberlite, as provided in the table below.

Inferred Mineral Resource Estimate for the Faraday 2 Kimberlite (effective date of February 28, 2019)

Kimberlite	Tonnes (million tonnes)	Grade[2] (carats per tonne)	Carats (million carats)	Value (US$ per carat)
Faraday 2 (2019)	2.07[1]	2.63	5.45	$140[3]
Faraday 2 (2017)	1.39	2.24	3.13	$112
Variance %	+49%	+17%	+74%	+25%
1)	The estimate includes the entire Faraday 2 kimberlite as defined by the current geological model, extending from the base of overburden (~390 masl) in the southeast to depths of approximately 160 masl
2)	Grade is expressed as recoverable diamonds above 1 mm bottom cut-off
3)	Average value is derived by applying a base case value distribution model to models of recoverable (+1 mm) diamond size frequency distribution for each geological domain. The increase from the reported 2017 average diamond value reflects revised size frequency distribution models and a revised value distribution model for the Faraday 2 kimberlite. Some rounding error may occur in the values reported.

The NI 43-101 Standards and Canadian Institute of Mining and Metallurgy guidelines for Mineral Resources and Mineral Reserves stipulate that a Mineral Resource needs to have a "reasonable prospect of economic extraction of the specified ore". SRK concluded that the Faraday 2 kimberlite has reasonable prospects for eventual economic extraction. Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

The Company will be filing an updated National Instrument (NI) 43-101 Technical Report covering the Faraday 2 Inferred Resource within 45 days of this news release.

About the Company

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kue diamond mine located in Canada's Northwest Territories.  Gahcho Kue is the world's largest new diamond mine, consisting of a cluster of various diamondiferous kimberlites, four of which are being developed and mined under the current mine plan. The Company also controls 67,164 hectares of highly prospective mineral claims and leases immediately adjacent to the Gahcho Kue Mine that include an indicated mineral resource at the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

Qualified Person

The updated (2019) Inferred Mineral Resource estimate for the Faraday 2 kimberlite was prepared by SRK Consulting Inc. under the supervision of Mr. Cliff Revering, P.Eng. Mr. Revering is a Professional Engineer and an independent, external Qualified Person to Mountain Province under National Instrument 43-101. Mr. Revering has reviewed this release and approved its contents. The technical contents of this news release were reviewed and approved by Dr. Tom McCandless, P.Geo., Vice President Exploration for Mountain Province and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

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For further information: Stuart Brown, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Keyvan Salehi, Investor Relations, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 07:30e 11-APR-19